Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended
September 30, 2016
(Millions)
Earnings:
Income (loss) before income taxes	$268
Less: Equity earnings	(302)
Income (loss) before income taxes and equity earnings	(34)
Add:
Fixed charges:
Interest incurred	715
Rental expense representative of interest factor	6
Total fixed charges	721
Distributed income of equity-method investees	536
Less:
Interest capitalized	(26)
Total earnings as adjusted	$1,197
Fixed charges	$721
Ratio of earnings to fixed charges	1.66